Filed Pursuant to Rule 433

Registration No. 333-205684

Issuer Free Writing Prospectus

(To Prospectus dated April 28, 2017,

as supplemented by Supplement No. 1

dated May 17, 2017)

Subject: You Could Have Gotten Dividends!

Hello %%first_name%%,

For the month of June, Rich Uncles NNN REIT, Inc. has just paid $344,138.99 in cash dividends to our investors - which means you could have benefited from our latest distribution had you been an investor during that time.

Why haven’t you invested in Rich Uncles NNN REIT, Inc. and started benefiting from monthly dividends?* Click the link below to invest now, or schedule a call with an Investor Relations Specialist.

[INVEST NOW] [SCHEDULE A CALL]

Sincerely,

Rich Uncles Investor Relations

(855) Rich-Uncles

* The payment of dividends is not guaranteed. Rich Uncles NNN REIT, Inc. has not generated sufficient cash flows from operations to fully fund distributions paid and distributions have exceeded earnings. Therefore, Rich Uncles NNN REIT, Inc. has paid, and may continue to pay, distributions in whole or in part from the waiver or deferral of fees otherwise due to its advisor. To date, cash distributions have been funded from net rental income received and the waiver and deferral of management fees.

Rich Uncles NNN REIT, Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of its securities.  The offering is made only by the prospectus, a copy of which is available at http://www2.richuncles.com/e/209752/2017-07-14/84gp6/59592457prospectus/nnn. Alternatively, Rich Uncles will arrange to send you the prospectus if you request it by calling toll-free (855) Rich-Uncles or emailing prospectus-nnn@richuncles.com. Any investment in the securities of Rich Uncles NNN REIT, Inc. should be evaluated in conjunction with the prospectus in order to fully understand all of the implications and risks of the offering of securities to which the prospectus relates. Neither the SEC, the Attorney General of the State of New York nor any other state securities regulator has approved or disapproved the securities of Rich Uncles NNN REIT, Inc., determined if the prospectus is truthful or complete or passed on or endorsed the merits of the offering. Any representation to the contrary is a criminal offense.  The offering of securities of Rich Uncles NNN REIT, Inc. is currently approved in the following States:  California, Colorado, Connecticut, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Kentucky, Louisiana, Missouri, Montana, Nevada, New Hampshire, New York, South Carolina, South Dakota, Texas, Utah, Vermont, Virginia, Wisconsin and Wyoming.  No offer to sell any securities, and no solicitation of an offer to buy securities, is being made in any jurisdiction in which such offer, sale or solicitation would not be permitted by applicable law.  We continue to seek approval of other States and we frequently update our approved States list on our website http://www2.richuncles.com/e/209752/2017-07-14/84gp6/59592457.